UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________
FORM 6-K
___________________________________
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 OR 15d-16
of the Securities Exchange Act of 1934

for the month of November 2024

Commission File Number: 001-40850
___________________________________
Exscientia plc
(Translation of registrant’s name into English)
___________________________________

The Schrödinger Building
Oxford Science Park
Oxford OX4 4GE
United Kingdom
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

OTHER EVENTS

The Company’s unaudited condensed consolidated financial statements as of and for the period ended September 30, 2024 are attached as Exhibit 99.1 and are incorporated by reference herein. The Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations is attached as Exhibit 99.2 and is incorporated by reference herein.

The information in the attached Exhibits 99.1 and 99.2 shall be deemed to be incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-278132) and Form S-8 (File Nos. 333-278128 and 333-260315) and the related prospectuses, respectively, as such registration statements and prospectuses may be amended from time to time, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Condensed Consolidated Financial Statements as of September 30, 2024 and 2023 and for the Three and Nine Months ended September 30, 2024 and 2023
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months ended September 30, 2024 and 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on this 8th day of November, 2024.

EXSCIENTIA PLC

By:	/s/ David Hallett
Name:	David Hallett, Ph.D.
Title:	Interim Chief Executive Officer

Exhibit 99.1
Exscientia plc

Unaudited Condensed Consolidated Statement of Profit or Loss and Other Comprehensive (Loss)/Income for the three and nine months ended September 30, 2024 and 2023

		Three months ended September 30,		Nine months ended September 30,
		2024	2023	2024	2023
	Note	£’000	£’000	£’000	£’000
Revenue	4	4,930	8,882	14,639	17,649
Cost of sales		(7,530)	(6,742)	(22,696)	(21,468)
Gross (loss)/profit		(2,600)	2,140	(8,057)	(3,819)

Research and development expenses		(27,234)	(32,608)	(75,906)	(99,013)
General and administrative expenses		(25,298)	(11,141)	(45,529)	(33,689)
Foreign exchange (losses)/gains		(2,221)	3,272	(1,294)	1,628
Other income	5	2,577	1,116	9,793	5,554
Operating loss	6	(54,776)	(37,221)	(120,993)	(129,339)

Finance income	7	3,363	4,436	11,067	12,213
Finance expenses		(277)	(263)	(839)	(799)
Share of loss of joint venture	12	(488)	(535)	(1,412)	(1,149)
Loss before taxation		(52,178)	(33,583)	(112,177)	(119,074)

Income tax benefit	8	45	2,369	2,799	14,246
Loss for the period		(52,133)	(31,214)	(109,378)	(104,828)

Other comprehensive (loss)/income:
Items that may be reclassified to profit or loss
Foreign currency (loss)/gain on translation of foreign operations		(1,056)	546	(2,220)	(1,135)
Total other comprehensive (loss)/income for the period, net of tax		(1,056)	546	(2,220)	(1,135)

Total comprehensive loss for the period		(53,189)	(30,668)	(111,598)	(105,963)

Basic and diluted loss per share (£)	9	(0.40)	(0.25)	(0.86)	(0.85)

The above unaudited condensed consolidated statement of profit or loss and other comprehensive loss should be read in conjunction with the accompanying notes.

Exscientia plc

Unaudited Condensed Consolidated Statement of Financial Position as at September 30, 2024 and December 31, 2023

		September 30, 2024	December 31, 2023
	Note	£’000	£’000
ASSETS

Non-current assets
Goodwill	10	5,951	6,186
Other intangible assets, net	10	46,680	28,459
Property, plant and equipment, net	11	40,993	48,954
Investment in joint venture	12	321	173
Right-of-use assets, net	13	15,049	18,513
Finance lease receivable	13	1,714	—
Other receivables	14	639	663
Investments in equity instruments	15	—	2,145
Deferred tax asset, net		907	690
Total non-current assets		112,254	105,783

Current assets
Trade receivables		11,314	3,372
Finance lease receivable	13	79	—
Other receivables	14	9,530	15,351
Current tax assets		34,159	23,166
Short term bank deposits	15	126,287	103,586
Cash and cash equivalents		117,789	259,463
Total current assets		299,158	404,938

Total assets		411,412	510,721

EQUITY AND LIABILITIES

Capital and reserves
Share capital	16	65	63
Share premium		372,272	364,639
Capital redemption reserve		3	3
Foreign exchange reserve		(1,728)	492
Share-based payment reserve		33,291	46,984
Fair value reserve		—	(199)
Merger reserve		54,213	54,213
Accumulated losses		(202,697)	(110,469)
Total equity attributable to owners of the parent		255,419	355,726

Exscientia plc

Unaudited Condensed Consolidated Statement of Financial Position as at September 30, 2024 and December 31, 2023 (continued)

		September 30, 2024	December 31, 2023
	Note	£’000	£’000
LIABILITIES

Non-current liabilities
Loans		294	306
Lease liabilities	13	15,104	16,221
Deferred tax liability, net		4,540	5,774
Contract liabilities and other advances	17	68,742	65,466
Provisions	18	1,372	2,157
Total non-current liabilities		90,052	89,924

Current liabilities
Trade payables		7,475	11,336
Lease liabilities	13	3,171	2,396
Contract liabilities and other advances	17	20,132	27,006
Other payables	19	35,163	24,333
Total current liabilities		65,941	65,071

Total liabilities		155,993	154,995

Total equity and liabilities		411,412	510,721

The above unaudited condensed consolidated statement of financial position should be read in conjunction with the accompanying notes.

Exscientia plc

Unaudited Condensed Consolidated Statement of Changes in Equity for the three months ended September 30, 2024 and 2023

	Share capital	Share premium	Capital redemption reserve	Foreign exchange reserve	Share-based payment reserve	Fair value reserve	Merger reserve	Retained earnings/ (accumulated losses)	Total equity
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000

As at July 1, 2023	62	364,618	3	143	44,864	(199)	54,213	(46,432)	417,272

Loss for the period	—	—	—	—	—	—		(31,214)	(31,214)
Foreign exchange gain on translation of subsidiaries	—	—	—	546	—	—	—	—	546
Total comprehensive loss for the period	—	—	—	546	—	—	—	(31,214)	(30,668)

Share-based payment charge	—	—	—	—	6,357	—	—	—	6,357
Exercise of share-based payment awards	—	11	—	—	(5,132)	—	—	5,132	11
As at September 30, 2023	62	364,629	3	689	46,089	(199)	54,213	(72,514)	392,972

As at July 1, 2024	64	364,658	3	(672)	35,975	(199)	54,213	(158,007)	296,035

Loss for the period	—	—	—	—	—	—		(52,133)	(52,133)
Re-classification of fair value reserve on disposal of investment	—	—	—	—	—	199	—	(199)	—
Foreign exchange loss on translation of subsidiaries	—	—	—	(1,056)	—	—	—	—	(1,056)
Total comprehensive loss for the period	—	—	—	(1,056)	—	199	—	(52,332)	(53,189)

Share-based payment charge	—	—	—	—	5,041	—	—	—	5,041
Issue of shares in relation to IP purchase	1	7,578	—	—	—	—	—	—	7,579
Exercise of share-based payment awards	—	36	—	—	(7,725)	—	—	7,642	(47)
As at September 30, 2024	65	372,272	3	(1,728)	33,291	—	54,213	(202,697)	255,419

The above unaudited condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Exscientia plc

Unaudited Condensed Consolidated Statement of Changes in Equity for the nine months ended September 30, 2024 and 2023

	Share capital	Share premium	Capital redemption reserve	Foreign exchange reserve	Share-based payment reserve	Fair value reserve	Merger reserve	Retained earnings/ (accumulated losses)	Total equity
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000

As at January 1, 2023	61	364,603	3	1,824	35,267	(199)	54,213	23,106	478,878

Loss for the period	—	—	—	—	—	—	—	(104,828)	(104,828)
Foreign exchange loss on translation of subsidiaries	—	—	—	(1,135)	—	—	—	—	(1,135)
Total comprehensive loss for the period	—	—	—	(1,135)	—	—	—	(104,828)	(105,963)

Share-based payment charge	—	—	—	—	20,150	—	—	—	20,150
Exercise of share-based payment awards	1	26	—	—	(9,328)	—	—	9,208	(93)
As at September 30, 2023	62	364,629	3	689	46,089	(199)	54,213	(72,514)	392,972

As at January 1, 2024	63	364,639	3	492	46,984	(199)	54,213	(110,469)	355,726

Loss for the period	—	—	—	—	—	—	—	(109,378)	(109,378)
Re-classification of fair value reserve on disposal of investment	—	—	—	—	—	199	—	(199)	—
Foreign exchange loss on translation of subsidiaries	—	—	—	(2,220)	—	—	—	—	(2,220)
Total comprehensive loss for the period	—	—	—	(2,220)	—	199	—	(109,577)	(111,598)

Share-based payment charge	—	—	—	—	3,961	—	—	—	3,961
Issue of shares on IP purchase	1	7,578	—	—	—	—	—	—	7,579
Exercise of share-based payment awards*	1	55	—	—	(17,654)	—	—	17,349	(249)
As at September 30, 2024	65	372,272	3	(1,728)	33,291	—	54,213	(202,697)	255,419

*includes amounts transferred from the share-based payment reserve to accumulated losses relating to vested share options that were forfeited during the period, see note 21.

The above unaudited condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Exscientia plc

Unaudited Condensed Consolidated Statement of Cash Flows for the nine months ended September 30, 2024 and 2023

		September 30, 2024	September 30, 2023
	Note	£’000	£’000
Cash flows from operating activities
Loss before tax		(112,177)	(119,074)
Adjustments to reconcile loss before tax to net cash flows from operating activities:
Depreciation of right-of-use assets	6	2,937	2,648
Depreciation of property, plant and equipment	11	7,741	5,018
Amortisation of intangible assets	10	3,426	3,499
Impairment of right-of-use assets	13	1,052	—
Impairment of plant and equipment	11	1,991	—
Loss on disposal of plant and equipment	11	164	—
Loss recognised from joint venture	12	1,412	1,149
Finance income	7	(11,067)	(12,213)
Finance expenses		839	799
R&D expenditure tax credits	5	(9,414)	(4,343)
Share-based payment charge	21	3,961	20,150
Foreign exchange loss/(gain)		1,423	(1,363)

Changes in working capital:
Increase in trade receivables		(7,943)	(19,503)
Decrease/(increase) in other receivables and contract assets		875	(47)
Decrease in contract liabilities and other advances		(3,598)	(8,081)
Decrease in trade payables		(2,415)	(15,679)
Increase in other payables		11,917	12,553
Decrease in inventories		—	50

Interest received		5,367	6,857
Interest paid		(5)	(11)
R&D expenditure tax credits received		—	1,881
Income taxes received		—	7,015
Income taxes paid		(334)	(135)
Net cash flows used in operating activities		(103,848)	(118,830)

Cash flows from investing activities
Purchase of property, plant and equipment		(4,719)	(23,202)
Purchase of intangible assets	10	(7,925)	(189)
Additional investment in joint venture	12	(1,549)	(1,206)
Redemption of short term bank deposits	15	258,085	102,350
Cash invested in short term bank deposits	15	(275,000)	(250,860)
Net cash flows used in investing activities		(31,108)	(173,107)

Exscientia plc

Unaudited Condensed Consolidated Statement of Cash Flows for the nine months ended September 30, 2024 and 2023 (continued)

		September 30, 2024	September 30, 2023
	Note	£’000	£’000
Cash flows from financing activities
Proceeds from issue of share capital, net of transactions costs		56	27
Cash paid on net settlement of share based payments	21	(307)	(121)
Payments of obligations under lease liabilities		(3,963)	(2,428)
Net cash flows used in financing activities		(4,214)	(2,522)

Net decrease in cash and cash equivalents		(139,170)	(294,459)
Exchange loss on cash and cash equivalents		(2,504)	(835)
Cash and cash equivalents at the beginning of the year		259,463	404,577
Cash and cash equivalents at the end of the period		117,789	109,283

Supplemental non-cash investing information
Change in capital expenditures recorded within trade payables		(1,447)	4,747
Change in capital expenditures recorded within other payables		(1,088)	1,263
Issue of share capital relating to the purchase of intangible assets		7,579	—
Forgiveness of other receivable relating to the purchase of intangible assets		4,951	—

The above unaudited condensed consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2024 and 2023

1.General information

These unaudited condensed consolidated financial statements reflect the financial performance and position of Exscientia plc (the ‘Company’) and its subsidiaries (collectively the ‘Group’ or ‘Exscientia’) for the three and nine months ended September 30, 2024 and 2023.

Exscientia plc is a public company incorporated in England and Wales and during the nine months ended September 30, 2024 had the following wholly owned subsidiaries: Exscientia (UK) Holdings Limited, Exscientia AI Limited (“Exscientia AI”), Exscientia Inc., Exscientia Ventures I, Inc., Exscientia Ventures II, Inc., Exscientia KK, Kinetic Discovery Limited and Exscientia GmbH as well as two 50% owned joint ventures: RE Ventures I, LLC (“RE Ventures”) and RE Ventures II, LLC. Exscientia KK was liquidated on April 4, 2024.

The principal activity of the Group is that of the application of artificial intelligence (“AI”) and machine learning (“ML”) to the discovery and design of novel therapeutic compounds. Exscientia’s technology platform combines the best of human and computational capabilities to accelerate the process of designing novel, safe and efficacious compounds for clinical testing in humans.

2.Accounting policies

a)Basis of preparation

These unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2024 and 2023 have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”) as issued by the International Accounting Standards Board. The accounting policies and methods of computation applied in the preparation of the unaudited condensed consolidated financial statements are consistent with those applied in the Group’s annual financial statements for the year ended December 31, 2023 except for the estimation of income tax (see note 8).

The financial statements do not include all of the information required for annual financial statements and should be read in conjunction with the consolidated financial statements of the Group for the year ended December 31, 2023.

The financial statements have been prepared on the historical cost basis, with the exception of certain financial instruments which are measured at fair value.

The financial statements and footnotes have been presented in pounds sterling. This is the functional currency of the Company, being the currency of the primary economic environment in which the Company operates, and the presentational currency of the Group. All values are rounded to the nearest thousand pound (“£’000”) except where otherwise indicated.

These unaudited condensed consolidated financial statements were prepared at the request of the Group’s Board of Directors (the “Board”) to meet regulatory and contractual commitments and were approved by the Board on November 6, 2024 and signed on its behalf by David Hallett, Ph.D., Interim Chief Executive Officer of the Company.

b)Basis of consolidation

These unaudited condensed consolidated Group financial statements consolidate the financial statements of Exscientia plc and all its subsidiary undertakings made up to September 30, 2024.

c)Going concern

Management has undertaken a detailed cash flow forecast to assess the Group’s ability to continue as a going concern. Management's base case scenario has a cash out date of early 2027 and a severe but plausible downside scenario forecasting sufficient liquidity well into 2026. As such on a standalone basis the Board has a reasonable expectation that the Group has adequate resources to continue operating for the foreseeable future.

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2024 and 2023

2.Accounting policies (continued)

c)Going concern (continued)

On August 8, 2024, the Company entered into a transaction agreement with Recursion Pharmaceuticals, Inc., a Delaware corporation (“Recursion”), whereby, subject to conditions, Recursion will acquire the Company’s entire issued and to be issued share capital (the “Business Combination”). The Board’s expectation is that the proposed Business Combination will provide the combined Group with the resources, internal pipeline and portfolio of pharmaceutical partnerships to achieve continued success over the coming years. Based on discussions between Recursion and the Group up to November 8, 2024, the Group has concluded that there is no substantial doubt about its ability to continue as a going concern within one year of the issuance of these financial statements, and as such the Group has prepared these financial statements under the going concern assumption.

d)Application of new and revised International Financial Reporting Standards (IFRSs)

There have been no new or revised accounting standards that have had a material impact on the unaudited condensed consolidated financial statements relative to those applied within the consolidated financial statements of the Group for the year ended December 31, 2023. Any new accounting standards implemented were assessed and determined to be either not applicable or did not have a material impact on the interim financial statements.

e)Material accounting policies

The significant accounting policies are disclosed in the consolidated financial statements of the Group for the year ended December 31, 2023. There have been no changes to existing accounting policies for the three and nine months ended September 30, 2024.

3.Critical accounting estimates and judgements

The preparation of the financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions. These judgements, estimates and assumptions affect the reported assets and liabilities as well as income and expenses in the financial period.

The estimates are based on information available when the consolidated financial statements are prepared, historical experience and various other factors which are believed to be reasonable under the circumstances, the results of which form the basis of making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources.

The significant estimates and judgements made by management in applying the Group’s accounting policies are the same as those applied in the consolidated financial statements for the year ended December 31, 2023 with the exception of changes to the Group’s estimates in relation to UK research and development tax credits.

Existing circumstances and assumptions about future developments may change due to market changes or circumstances arising that are beyond the Group’s control. Hence, estimates may vary from the actual values.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or the period of revision and future periods if this revision affects both current and future periods.

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2024 and 2023

3.Critical accounting estimates and judgements (continued)

UK research and development tax credits- R&D intensity

The Company has historically received income in the form of cash tax credits relating to the U.K. Research and Development Tax Credit Scheme that is applicable to small and medium sized companies (“SMEs”) (the “SME TCS”), recognised within income tax benefit. Research and development costs which are not eligible for reimbursement under the SME TCS, such as expenditure incurred on research projects for which the group receives income, may be reimbursed under the U.K. R&D expenditure credit (“RDEC”) scheme. Amounts receivable under the RDEC scheme are presented within other income, with a notional tax charge deducted from income tax benefit at the prevailing rate of income tax.

Under the U.K. Research and Development Tax Credit Scheme the Company is able to surrender some of its losses for a cash rebate of up to 18.6% of expenditures related to eligible research and development projects. Qualifying expenditures largely consist of employment costs for relevant staff, external workers provided by CROs, and software and consumables used in research and development projects. A higher rate of cash rebate, of up to 26.97% of qualifying research and development expenditure, could be available if the Group were to qualify as an “R&D intensive” SME for relevant periods (broadly, a loss making SME whose qualifying R&D expenditure represents 40% (or, from April 1, 2024, 30%) or more of its total expenditure for that accounting period.

During the three months ended March 31, 2024 it was estimated that the Group would not meet the requirements to be eligible for this higher rate in relation to either of its 2023 and 2024 claims due to the definition in the legislation of the relevant R&D expenditure (which has been restricted to exclude expenditure eligible under the RDEC scheme), and as such the Group’s income tax benefit for those periods was calculated at the lower, 18.6%, rate.

Based on updated guidance from His Majesty’s Revenue and Customs that claims including RDEC qualifying expenditure within the relevant R&D expenditure utilised within the eligibility calculations would be permitted, the Group now expects to qualify as R&D intensive for the year to December 31, 2023, and has recognised an additional income tax benefit of £3,961,000 during the nine months ended September 30, 2024 in relation to its 2023 claim.

UK research and development tax credits - availability of the U.K. Research and Development Tax Credit Scheme

As disclosed in note 2(c), the Company entered into a transaction agreement with Recursion on August 8, 2024, whereby, subject to conditions, Recursion will acquire the Company’s entire issued and to be issued share capital. In accordance with the terms of the SME TCS, the Company will no longer qualify for the scheme during the accounting period in which the proposed Business Combination completes, with expenditures that would previously have been eligible for inclusion in the SME TCS instead being eligible for inclusion in the RDEC scheme.

It is the Company’s current best estimate that the proposed Business Combination will complete by December 31, 2024, and as such that the Group will not be eligible to receive cash tax credits under the SME TCS in relation to research and development expenses incurred within calendar year 2024. Accordingly, amounts included within other income and income tax benefit during the three and nine months ended September 30, 2024 have been calculated on the basis of a claim being submitted for calendar year 2024 under the RDEC scheme only. Were the Business Combination to complete after December 31, 2024, the Company would expect to be eligible to make a claim under the SME TCS for qualifying expenditures incurred during calendar year 2024.

The rules of the UK’s R&D tax regimes are complex, and if a tax authority were to challenge or seek to disallow our claims (in whole or in part), for example by asserting that we do not (or the relevant expenditure does not) meet the technical conditions to be granted tax credits (or cash rebates), then such challenge or disallowance, if successful, could have a material impact on our cash-flow and financial performance.

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2024 and 2023

4.Revenue

Revenue recognised during the three and nine months ended September 30, 2024 and 2023 relates to collaboration agreements with with Bristol Myers Squibb Company (“BMY”), Sanofi S.A. (“Sanofi”), Merck KGaA, Darmstadt, Germany (“Merck KGaA, Darmstadt, Germany”), Millennium Pharmaceuticals Inc. (“Millennium”) (an indirect wholly owned subsidiary of Takeda Pharmaceutical Company Limited), as well as legacy contracts operated by the Group’s Austrian subsidiary. The proportion of revenue by customer in each period is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
	%	%	%	%
BMY	2	86	18	78
Sanofi	72	14	55	21
Merck KGaA, Darmstadt, Germany	26	—	21	—
Others	—	—	6	1
	100	100	100	100

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
	£’000	£’000	£’000	£’000
Service fees	—	—	—	104
Licensing fees - recognised over time	4,930	8,882	14,639	17,545
Total Revenue	4,930	8,882	14,639	17,649

Revenue is recognised upon the satisfaction of performance obligations, which occurs when control of the goods or services transfers to the customer. For obligations discharged over time, the Group recognises revenue equal to recoverable costs incurred for new collaborations from their inception until such time as the collaboration is sufficiently progressed such that the Group can reliably estimate the level of profit that will be achieved from delivery of the related performance obligations. Where collaborations include significant variable consideration which is constrained at the inception of the arrangement this can lead to gross losses being recognised during the early stages of a contract.

All revenues during the three and nine months ended September 30, 2024 and 2023 relate to obligations discharged over time, and input methods are utilised in order to estimate the extent to which the performance obligations have been satisfied at the end of the reporting period based upon costs incurred, which can be internal or third party in nature.

Included within revenues during the three months ended September 30, 2023 are amounts totalling £6,859,000 relating to non-refundable upfront payments on projects under the Group’s ongoing collaboration with BMS which have been recognised as revenue during the quarter as it has been mutually determined not to proceed with further development of these projects and prioritise others within the collaboration.

On September 11, and September 30, 2024 respectively, the Group received confirmation of the achievement of the second and third research milestones in the Group’s collaboration with Sanofi, in relation to which it invoiced a total of £11,422,000 ($15,000,000), with the cash expected to be received during the fourth quarter of 2024. Until achievement, these milestones were treated as constrained variable consideration relating to the drug design work undertaken in relation to the associated projects, and as such they have been added to the transaction price for the related partially satisfied performance obligation from the current quarter, with revenue recognised as the performance obligation is satisfied.

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2024 and 2023

4.Revenue (continued)

Included within revenues during the nine months ended September 30, 2024 is an amount of £1.0 million relating to an up-front payment received from Millennium in October 2020 following completion of the related collaboration contract term on March 31, 2024, at which time all related performance obligations were deemed to be fully satisfied.

The Group has assessed its significant collaboration arrangements with commercial partners and determined that no provision for future operating losses is required as at September 30, 2024, after taking into account expected future cash inflows and remaining contract liability amounts for each collaboration relative to the remaining unavoidable costs of meeting the respective contracts’ obligations in each instance.

5.Other Income

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
	£’000	£’000	£’000	£’000
Grant income	180	218	379	1,211
R&D expenditure credits	2,397	898	9,414	4,343
	2,577	1,116	9,793	5,554

Grant income during the three and nine months ended September 30, 2024 relates to grants with Open Philanthropy Project LLC and the Austrian Wirtshaftsservice. The former provides reimbursement for certain personnel, consumables and overhead costs incurred through research and development activities, whilst the latter provided funding in respect of capital investments made in the period from August 2020 to the end of February 2022. As of September 30, 2024 and December 31, 2023 all amounts relating to grants awarded to the Group had been received.

6.Operating Loss

Operating loss for the three and nine months ended September 30, 2024 and 2023 has been arrived at after charging/(crediting):

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
	£’000	£’000	£’000	£’000
Depreciation of property, plant and equipment	2,752	2,329	7,741	5,018
Depreciation of right-of-use assets	1,021	874	2,937	2,648
Amortisation of intangible assets	1,126	1,173	3,426	3,499
Research and development expenses	27,234	32,608	75,906	99,013
Foreign exchange losses/(gains)	2,221	(3,272)	1,294	(1,628)
Share-based payment charge	5,041	6,357	3,961	20,150
(Reversal of)/impairment of right-of-use assets	(567)	—	1,052	—
Impairment of plant and equipment	33	—	1,991	—
Professional fees associated with the Company's proposed business combination	16,298	—	16,298	—

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2024 and 2023

7.Finance Income

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
	£’000	£’000	£’000	£’000
Bank interest income	3,363	4,436	11,067	12,213
	3,363	4,436	11,067	12,213

8.Taxation

The Group’s income tax credit is recognised at an amount determined by multiplying the loss before taxation for the interim reporting period by the Group’s best estimate of the weighted average annual income taxation rate expected for the full financial year, adjusted for the tax effect of certain items recognised in full in the interim period. As such, the effective tax rate in the interim financial statements may differ from the Group’s estimate of the effective tax rate for the annual financial statements.

The Group’s consolidated effective tax rate in respect of continuing operations for the three and nine months ended September 30, 2024 was 0.09% and 2.50% (2023: 7.05% and 11.96%). The effective tax rate is impacted by the level of eligible research and development activity undertaken by the Company, as well as the changes in scheme eligibility described in note 3.

9.Loss per share

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Basic and diluted loss for the period (£'000)	(52,133)	(31,214)	(109,378)	(104,828)
Basic and diluted weighted average number of shares	129,178,562	124,511,492	127,260,159	123,844,172
Basic and diluted loss per share (£)	(0.40)	(0.25)	(0.86)	(0.85)

Basic loss per share (“Loss per Share”) is calculated in accordance with IAS 33 based on earnings attributable to the Company’s shareholders and the weighted average number of shares outstanding during the period.

The Company issues performance options, share options, restricted share units (“RSUs”) and performance share units (“PSUs”) to employees, upon the vesting or exercise of which ordinary shares are issued. Inclusion of these awards would have an anti-dilutive effect on the loss per share due to the loss incurred during the period, therefore basic and diluted loss per share are the same.

10.Goodwill and other intangible assets

On July 17, 2024, a subsidiary of the Company, Exscientia AI, and GT Apeiron Therapeutics Inc. (“Apeiron”) announced that they had entered into an Asset Purchase Agreement, IP Assignment Agreement, Subscription Agreement and Share Surrender Agreement, pursuant to which Exscientia AI acquired the full rights to the intellectual property in GTAEX617 and took full operational control of the CDK7 inhibitor programme (the “IP Rights”) for the purpose of continuing Exscientia AI’s own independent research, development and commercialisation efforts. Concurrent to the transaction, Exscientia AI and Apeiron terminated the Collaboration Agreement, dated July 1, 2021, by and between Exscientia AI and Apeiron.

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2024 and 2023

10.    Goodwill and other intangible assets (continued)

As consideration for the IP Rights, Exscientia AI made an upfront payment to Apeiron in the amount of £7,691,000 and forgave Apeiron of all outstanding debt, totalling £4,951,000. The Company also issued Apeiron £7,579,000 of the Company’s equity in the form of 1,807,078 restricted American Depositary Shares, each representing one ordinary share, nominal value £0.0005 per share, incurring fees of £69,000 in relation to the issuance. In addition, Exscientia AI surrendered 9,173,021 ordinary shares with a par value of $0.00001 each and 1,549,942 Series Pre-A preferred shares, with a par value of $0.00001 each and a total fair value at the disposal date of £2,145,000, that Exscientia AI held in Apeiron Therapeutics, Inc. with no consideration being due from Apeiron to Exscientia AI or the Company.

These amounts were capitalised as acquired intellectual property during the three months ended September 30, 2024, with a total transaction price at the acquisition date of £22,436,000. No amortisation charge has been recognised in relation to the IP during the period from its acquisition to September 30, 2024 as the asset has yet to be commercialised.

Pursuant to the Asset Purchase Agreement, Exscientia AI will pay Apeiron a single digit royalty, net of any applicable withholding taxes, if Exscientia AI or a third party commercialises GTAEX617. Exscientia AI will take on all development costs and shall also pay Apeiron a single digit percentage of any outlicensing income received by Exscientia AI or its affiliates if Exscientia AI enters into an outlicensing agreement with a third party.

During the nine months ended September 30, 2024 the Group acquired assets at a cost of £164,000 relating to computer software. There were no asset disposals in the period. The amortisation charge for the period of £3,426,000 consisted of £57,000 relating to computer equipment, £11,000 relating to patents and £3,358,000 relating to acquired intellectual property. The residual movement in the net book value of goodwill and intangible assets relates to the foreign currency translation of assets relating to the Group’s Austrian business.

No impairment charge was recognised in the period.

11.Property, plant and equipment

During the nine months ended September 30, 2024, the Group acquired assets at a cost of £2,185,000, of which £126,000 were additions to leasehold improvements, £55,000 were additions to computer equipment and £1,896,000 were additions to plant and equipment, primarily laboratory equipment. The depreciation charge for the period was £7,741,000.

During the nine months ended September 30, 2024, £425,000 was transferred from assets under construction to leasehold improvements which constituted costs relating to the fit-out of premises leased by the Group. An additional £3,468,000 was transferred from assets under construction to plant and equipment for assets now installed, primarily at our premises in Milton Park.

Disposals of property, plant and equipment with a total cost and net book value of £1,108,000 and £164,000 respectively were made during the nine months ended September 30, 2024.

On May 21, 2024, the Company announced cost saving and efficiency measures targeting some areas of target identification, precision medicine, experimentation, engineering and infrastructure. Following these measures, the Company performed an impairment review to identify property, plant and equipment which, as at both the date of review and September 30, 2024, have a carrying value in excess of their recoverable amounts. As a result of this review the Company recognised an impairment charge of £788,000 in relation to plant and equipment and £1,203,000 in relation to leasehold improvements during the nine months ended September 30, 2024.

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2024 and 2023

12.Investments in joint ventures and joint operations

During the nine months ended September 30, 2024, the Group made £1,549,000 in capital contributions to its joint venture with RallyBio, RE Ventures (nine months to September 30, 2023: £1,206,000). The Group’s share of the loss incurred by the joint venture during the three and nine months ended September 30, 2024 totalled £488,000 and £1,412,000 respectively (September 30, 2023: £535,000 and £1,149,000).

There were no transactions with the Group’s other joint venture with RallyBio, RE Ventures II, LLC, during the nine months ended September 30, 2024 (nine months to September 30, 2023: £nil).

The Group’s interests in joint operations are disclosed in the consolidated financial statements for the year ended December 31, 2023. See note 10 for details in relation to the termination of the Group’s collaboration with Apeiron on July 17, 2024.

13.Leases

All right-of-use assets relate to leased premises. As at January 1, 2024 the Group had right-of-use assets relating to ten pre-existing lease agreements pertaining to four properties in the United Kingdom, three in the United States of America and one in Austria.

On June 26, 2024 the Group reached agreement with the landlord of its headquarters in Oxford, United Kingdom in relation to updated lease rentals following completion of contractually required rent reviews as per the terms of the underlying lease agreements for that premises. Based on the revised lease rentals, the related ROU assets and lease liabilities were revised upwards by £2,540,000 from that date.

In December 2022, the Group entered into a lease arrangement in relation to premises in Miami, Florida, United States. The lease term commenced on February 26, 2024, being the date at which the landlord made the premises available to the Group, resulting in the recognition of a right of use asset of £2,125,000. The lease expires on June 1, 2034. In the fourth quarter of 2023, as a result of the Group's cost containment measures, the decision was taken not to occupy these premises, and instead to lease smaller premises nearby. At that point it was estimated that the present value of the unavoidable costs of meeting the Group’s obligations under the contract exceed the expected benefits to be received from subletting the space by £807,000, and a provision for that amount recorded in the fourth quarter of 2023, with such provision recognised as an impairment of the right-of-use (“ROU”) asset upon its capitalisation in February 2024.

The lease in question was sublet to a third party from September 9, 2024, with such sublease being deemed to constitute a finance lease. As such the ROU asset relating to the head-lease was disposed of, with the reversal of the previous impairment recognised and the recognition of a finance lease receivable of £1,793,000, being an amount equal to the net investment in the lease at that point. The sublease term expires on June 1, 2034.

The undiscounted finance lease payments receivable in relation to this sublease as at September 30, 2024 are as follows:

30 September 2024
£'000
Within one year	79
One to five years	1,309
More than 5 years	906
Unearned finance income	(501)
Net finance lease receivable	1,793

On August 12, 2024 the Group disposed of one of its leased properties in Oxford, United Kingdom. A payment of £700,000 was made upon the return of the lease, representing settlement of all outstanding obligations in relation to the premises. The disposal resulted in the de-recognition of a ROU asset with a cost of £1,513,000 and net book value of £322,000 at the date of disposal.

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2024 and 2023

13.    Leases (continued)

The Group entered into two seven-year lease arrangements in relation to laboratory and office space in Vienna, Austria on September 3, 2021. Annually from January, 1 each year lease payments are indexed based on the consumer price index rate as published by STATISTIK AUSTRIA at September of the preceding year, being 10.6% in September 2022 and 6.0% in September 2023 respectively. The impact of this change in index rate is reflected when the adjustment to the lease payments takes effect in accordance with IFRS 16 paragraph 42(b), with the change in lease rentals from January 2024 resulting in reductions of £442,000 and £532,000 to the lease liabilities and related ROU assets for the laboratory and office space respectively at that date.

As part of the impairment review described in note 11 above, the Company has recognised an impairment charge of £911,000 in relation to these premises during the nine months ended September 30, 2024.

The undiscounted lease liability contractual maturities as at September 30, 2024 and December 31, 2023 are as follows:

	September 30, 2024	31 December 2023
	£'000	£'000
Within one year	4,167	3,399
One to five years	14,609	14,707
More than 5 years	2,857	4,003
	21,633	22,109

14.Other receivables

Current other receivables and contract assets

	September 30, 2024	December 31, 2023
	£’000	£’000
VAT recoverable	2,390	3,356
Prepayments	5,462	5,961
Accrued bank interest	391	412
Other receivables	1,287	5,622
	9,530	15,351

Non-current other receivables

	September 30, 2024	December 31, 2023
	£’000	£’000
Other receivables	639	663
	639	663

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2024 and 2023

15.Fair value measurement of financial instruments

This note provides an update on the judgements and estimates made by the Group in determining the fair values of financial instruments since the last annual financial report.

Nature of financial instruments recognised and measured at fair value
Apeiron shares

During the nine months ended September 30, 2024 the Group’s only financial instrument measured at fair value consisted of 9,173,021 ordinary shares with a par value of $0.00001 each and 1,549,942 Series Pre-A preferred shares, with a par value of $0.00001 each, that the Group held in Apeiron, which were acquired in March 2021 and in relation to which the Group took the election provided within IFRS 9 to recognise fair value gains and losses within Other Comprehensive Income. These shares were disposed of on July 17, 2024 as part of the transaction described in note 10, with a corresponding release of the associated fair value reserve to retained earnings/(accumulated losses).

Fair value measurements using significant unobservable inputs (level 3)- equity investments at FVOCI

Unlisted equity securities
£’000
Opening balance as at January 1, 2024	2,145
Disposal during the period	(2,145)
Closing balance as at September 30, 2024	—

The Group did not measure any financial assets or financial liabilities at fair value on a non-recurring basis as at September 30, 2024. There have been no transfers between levels 2 and 3 and changes in valuation techniques during the period.

Other financial instruments

On January 19, 2024 the Group invested £150,000,000 into a six-month short term deposit with an F1-rated financial institution. This short term deposit accrued interest at a rate of 5.1% and has been classified as a financial asset at amortised cost. The deposit was redeemed inclusive of accrued interest on July 19, 2024.

On July 19, 2024 the Group invested £125,000,000 into a six-month deposit with an F1-rated financial institution. This short term deposit accrued interest at a rate of 5.1% and has been classified as a financial asset at amortised cost. On the same date the Group invested a further £28,837,000 into a three-month deposit with the same financial institution, also at a rate of 5.1%. This deposit has been classified as a cash equivalent. The latter deposit was redeemed inclusive of accrued interest on October 18, 2024.

The Group measures expected credit losses over cash and cash equivalents as a function of individual counterparty credit ratings and associated 12 month default rates. Expected credit losses over cash and cash equivalents and third-party financial derivatives are deemed to be immaterial and no such loss has been experienced during the three and nine months ended September 30, 2024.

The Group also has a number of other financial instruments which are not measured at fair value in the balance sheet consisting of trade receivables, trade and other payables and other loans. For these instruments, the fair values are not materially different to their carrying amounts, since the interest receivable/payable is either close to current market rates or the instruments are short-term in nature.

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2024 and 2023

16.Share capital

	September 30, 2024	December 31, 2023
	£	£
Issued and fully paid share capital
130,769,846 (2023: 125,702,396) Ordinary shares of £0.0005 each	65,385	62,851
	65,385	62,851

Shares authorised and issued (number)

	December 31, 2023	Shares issued in relation to the acquisition of IP	Exercise of share-based payment awards	September 30, 2024
Ordinary shares	125,702,396	1,807,078	3,260,372	130,769,846
	125,702,396	1,807,078	3,260,372	130,769,846

A total of 1,807,078 shares were issued as part of the transaction described in note 10.

A total of 3,260,372 shares were issued upon the exercise of share-based payment awards during the nine months ended September 30, 2024; see note 21 for further details.

Rights of share classes

Holders of ordinary shares are entitled to one vote per share at a show of hands meeting of the Company and one vote per share on a resolution on a poll taken at a meeting and on a written resolution.

17.Contract liabilities and other advances

	Within one year		More than one year
	September, 30	December 31,	September, 30	December 31,
	2024	2023	2024	2023
	£’000	£’000	£’000	£’000
Contract liabilities
Revenue generating collaborations	18,542	25,036	68,742	65,466
Total contract liabilities	18,542	25,036	68,742	65,466

Other advances
Grants	1,590	1,970	—	—
Total other advances	1,590	1,970	—	—

Total contract liabilities and other advances	20,132	27,006	68,742	65,466

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2024 and 2023

17.    Contract liabilities and other advances (continued)

A reconciliation of the movement in contract liabilities and other advances for the nine months ended September 30, 2024 is as follows:

	January 01, 2024	Additions	Recognised in the income statement	Foreign exchange	September 30, 2024
	£’000	£’000	£’000	£’000	£’000
Grants	1,971	—	(379)	(2)	1,590
Revenue generating collaborations	90,501	11,422	(14,639)	—	87,284
Total contract liabilities and other advances	92,472	11,422	(15,018)	(2)	88,874

The Group expects to recognise its contract liabilities relating to revenue generating collaborations over the terms of the related collaborations, the longest of which extends to December 2027. As at December 31, 2023 the Group expected to recognise its contract liabilities relating to revenue generating collaborations over the period to December 2027.

The ageing presented above reflects the Group's best estimate of when contract liability and other advance amounts will be utilised based upon when the underlying costs to be incurred in the delivery of the related projects are expected to be incurred.

Additions to revenue generating collaborations relate to amounts totalling £11,422,000 ($15,000,000) invoiced to Sanofi during the three months ended September 30, 2024 in relation to the achievement of two research milestones as detailed in note 4.

A reconciliation of the movement in contract liabilities and other advances for the year ended December 31, 2023 is as follows:

	January 01, 2023	Additions	Recognised in the income statement	Transferred to other creditors	Foreign exchange	December 31, 2023
	£’000	£’000	£’000	£’000	£’000	£’000
Grants	959	2,141	(1,127)	—	(2)	1,971
Revenue generating collaborations	87,884	22,655	(20,038)	—	—	90,501
Joint operations	9,139	—	(2,033)	(7,106)	—	—
Total contract liabilities and other advances	97,982	24,796	(23,198)	(7,106)	(2)	92,472

18.Provisions

At September 30, 2024, a provision of £1,372,000 existed in respect of the Group’s obligation to restore alterations made on leased space within three of the Group’s leasehold properties. The required work for the spaces is expected to be completed between 2026 and 2031.

As at December 31, 2023, the Group held an onerous contract provision of £807,000 relating to one of the Group’s leased properties in Miami, Florida. The amount had been recorded as a provision because the lease term on the property had yet to commence as of December 31, 2023, and as such no right of use asset had been recorded as at that date. The lease term commenced on February 26, 2024, and as such the onerous contract provision was de-recognised at that date, and an impairment of the right of use asset recorded in its place (see note 13).

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2024 and 2023

19.Other payables

Current other payables

	September 30, 2024	December 31, 2023
	£’000	£’000
Accruals	28,233	16,238
Other payables	1,946	2,087
Other taxation and social security	4,869	5,897
Corporation tax	115	111
	35,163	24,333

20.Related party transactions

Following the Group’s IPO on October 5, 2021 the Group has no related parties other than joint ventures in accordance with the IAS 24 definition who are not key management personnel of the Group (whose remuneration is disclosed annually), and as such there are no disclosable related party transactions during either the nine months ended September 30, 2024 or 2023.

See note 12 for details of the Group’s transactions with joint ventures during the nine months ended September 30, 2024 and 2023.

21.Share based payments

From April 2022, the Company has issued all share options, performance share options, RSUs and PSUs to employees and non-employee members of the Board of Directors under the 2021 Equity Incentive Plan (“EIP”). All awards prior to that date were issued under the following legacy plans:

–Enterprise Management Incentive (“EMI”) Scheme
–Company Share Ownership Plan (“CSOP”)
–Unapproved Share Ownership Plan (“USOP”)

Total share-based remuneration expenses relating to share options, performance share options, RSUs, PSUs and the equity securities issued upon the acquisition of a subsidiary undertaking amounted to £3,961,000 during the nine months ended September 30, 2024 (nine months ended September 30, 2023: £20,150,000). Total share-based remuneration expenses for the three months ended September 30, 2024 amounted to £5,041,000 (three months ended September 30, 2023: £6,357,000).

Included within share-based payment expenses for the nine months ended September 30, 2024 are amounts totalling £5,935,000 that were released to profit and loss as a result of the forfeiture of unvested options held by our previous CEO on their exit from the Group in February 2024. Transfer of a further £3,289,000 from the share based payment reserve to accumulated losses was made in relation to awards that had vested prior to the forfeiture date.

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2024 and 2023

21.    Share based payments (continued)

The following table represents the share-based payment expense by award type for the three and nine months ended September 30, 2024 and 2023:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
	£’000	£’000	£’000	£’000
Share options	3,511	3,853	5,057	12,439
Performance share options	311	838	(3,409)	2,149
PSUs	197	192	431	521
RSUs	963	1,067	1,598	3,522
Clawback shares	59	407	284	1,519
	5,041	6,357	3,961	20,150
Share Options

Share options are granted to employees and non-executive directors of the Group. These options typically vest in tranches over four years, with the only vesting condition relating to continued employment by the Group.
Information with respect to share options for the nine months ending September 30, 2024 is as follows:

	Number of share options	Weighted average exercise price
Options held as at January 1, 2024	9,457,972	£0.08
Granted	4,645,877	£0.00
Exercised	(3,001,603)	£0.02
Forfeited	(2,259,675)	£0.05
Options held as at September 30, 2024	8,842,571	£0.11

Exercisable as at September 30, 2024	2,821,671	£0.20

A Black-Scholes model has been used to calculate the fair value of the share options as at the grant date, with the following weighted average values for the nine months ended September 30, 2024:

Exercise price	£0.0005
Expected life	5.9 years
Expected volatility	88.6%
Risk-free rate	3.67%
Expected dividend rate	—
Fair value	£3.77
The fair value of the underlying ordinary shares is equal to the closing share price at the grant date converted at the prevailing exchange rate at that date. The risk-free rate is determined by reference to the rate of interest obtainable from U.S. government bonds over a period commensurate with the expect term of the options. Expected volatility has been set with reference to the Group's own share price volatility over the period from the Company’s IPO to the award grant date and peer group analysis. The expected life of the options has been set equal to the mid-point between the vesting date and the expiry date of the award in question.

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2024 and 2023

21.    Share based payments (continued)

During the three months ended September 30, 2024, a total of 2,119,000 share options were issued to employees, including executive officers of the company, for which the total vesting period is two years, with fifty-percent of the awards vesting on the anniversary of the grant date and the remainder one year later. Should the Business Combination take place within this two-year vesting period, seventy-five percent of these awards will vest in full upon completion of the transaction, with the remaining awards vesting one year later.

Performance Share Options
Performance share units are granted to certain executive officers of the Group on an annual basis, and contain market based performance conditions relating to total shareholder return as well as a continued employment vesting requirement. These awards vest in tranches over three years. Information with respect to performance share options for the nine months ending September 30, 2024 is as follows:

	Number of share options	Weighted average exercise price
Options held as at January 1, 2024	1,949,690	£0.00
Granted	726,233	£0.00
Exercised	—	£0.00
Forfeited	(1,525,129)	£0.00
Options held as at September 30, 2024	1,150,794	£—

Exercisable as at September 30, 2024	—	£—

A Monte Carlo model has been used to calculate the fair value of the performance options as at the grant date, with the following weighted average values for the nine months ended September 30, 2024:

Exercise price	£0.0005
Expected life	3.0 years
Expected volatility	87.6%
Risk-free rate	4.78%
Expected dividend rate	—
Fair value	£3.28
The fair value of the underlying ordinary shares is equal to closing share price at the grant date converted at the prevailing exchange rate at that date. The risk-free rate is determined by reference to the rate of interest obtainable from U.S. government bonds over a period commensurate with the expect term of the options.

Expected volatility has been derived as the weighted average volatility of comparator companies who have been listed for a period commensurate with the expected term prior to the grant date, and the expected life of the options has been set equal to the mid-point between the vesting date and the expiry date of the award in question.

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2024 and 2023

21.    Share based payments (continued)

Performance Share Units
Performance share options are granted to certain executive officers of the group on an annual basis, and contain market based performance conditions relating to total shareholder return as well as a continued employment vesting requirement. These awards vest in tranches over three years. Information with respect to performance share units for the nine months ending September 30, 2024 is as follows:

Number of PSUs
PSUs held as at January 1, 2024	488,833
Granted	427,539
PSUs held as at September 30, 2024	916,372

A Monte Carlo model has been used to calculate the fair value of the performance share units as at the grant date, with the same model inputs as detailed for the performance share options above.

Restricted Share Units
The Group operates a RSU scheme, whereby certain employees and directors receive RSUs held over ordinary shares in the Company. These units are non-transferable and subject to forfeiture for periods prescribed by the Company. These awards are valued at the market value of the underlying shares at the date of grant and are subsequently amortised over the periods during which the restrictions lapse, typically four years. The awards expire on the cessation of the participant’s employment with the Group. Information with respect to restricted share units for the nine months ending September 30, 2024 is as follows:

Number of RSUs
RSUs held as at January 1, 2024	1,019,186
Granted	1,048,914
Released	(382,283)
Forfeited	(230,032)
RSUs held as at September 30, 2024	1,455,785

The weighted average grant date fair value per unit of the RSUs granted in the three and nine months to September 30, 2024 was £3.79. The weighted average remaining contractual life of the outstanding awards as at September 30, 2024 was 8.6 years.

During the three months ended September 30, 2024, a total of 344,500 RSUs were issued to employees, including executive officers of the Company, for which the total vesting period is two years, with fifty-percent of the awards vesting on the anniversary of the grant date and the remainder one year later. Should the Business Combination take place within this two-year vesting period, seventy-five percent of these awards will vest in full upon completion of the transaction, with the remaining awards vesting one year later.

During the nine months ended September 30, 2024, 152,176 awards were released via a net settlement arrangement, with 76,773 shares issued and £307,000 paid by the Company in order to settle related employee tax obligations.

During the nine months ended September 30, 2023, 53,566 awards were released via a net settlement arrangement, with 27,098 shares issued and £121,000 paid by the Company in order to settle related employee tax obligations. All of these payments have been recognised within retained earnings.

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2024 and 2023

22.Commitments and contingent liabilities

The Group has capital expenditure contracted for but not recognised as liabilities as at September 30, 2024. The expenditure is as follows:

September 30, 2024
£’000
Plant and equipment	24
Leasehold improvements	2
26

Gates Foundation private placement commitment

Concurrent with the Company’s IPO on October 5, 2021, the Company completed a private placement to the Gates Foundation as detailed in note 21 of the consolidated financial statements of the Group for the year ended December 31, 2023. Under the terms of the Company’s agreement with the Gates Foundation, the Group is committed to spending $70,000,000 over a four-year period to the research, discovery, and development of small molecule anti-infective therapeutics for future pandemic preparedness, with a specific focus on developing therapeutics that can be applied against multiple species of coronaviridae, influenza, and paramyxoviridae (the “Pandemic Preparedness Program”).

The Group had incurred £11,903,000 relating to the Pandemic Preparedness Program as at September 30, 2024 (December 31, 2023: £9,697,000), with a total outstanding commitment of £39,583,000 (December 31, 2023: £41,789,000).

In the event that the Group is in breach of certain terms within the agreement, the Gates Foundation has the right to sell, or require the Company to buy-back any shareholdings in the Company held by the Foundation at the higher of the public offering price and the market value of the shares at the date of default. Should such a breach occur or should the Company enter bankruptcy the Gates Foundation also has the exclusive right to utilise an exclusive global license granted as part of the agreement in relation to any IP generated by the Group pertaining to the Pandemic Preparedness Program for the benefit of people in certain developing countries. The default conditions are within the control of the Group and the license in question cannot be utilised unless such a default occurs or the Group enters bankruptcy. As such no fair value has been assigned to this license.

FFG Guarantee

Prior to its acquisition by the Group, the Company’s subsidiary, Exscientia GmbH (which was formally known as Allcyte GmbH), received grant funding totalling €2,485,000 and a €353,000 loan from the Austrian Research Promotion Agency (“FFG”) between July 2018 and December 2021, with the loan due for repayment on September 30, 2026. The provision of this funding was contingent upon certain conditions, inclusive of the continuation of research and development activities at Allcyte’s Vienna site, with the period over which the associated conditions are applicable extending to late 2025 for a portion of the funding.

Prior to the second quarter of 2024 the likelihood of any repayment in relation to these amounts had been considered to be remote. In the current period the Group has re-assessed the probability of some repayment being required as a result of changes to business activities following the Group’s recent re-organisation, and deemed that while it is still unlikely that any repayment will be required, the likelihood is now deemed to be more than remote and as such is disclosing this amount as a contingent liability as at September 30, 2024.

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2024 and 2023

22.    Commitments and contingent liabilities (continued)

Business Combination transaction costs

The Company has committed to pay professional advisory fees relating to the proposed Business Combination totalling £21.3 million, of which £16.3 million has been recognised within general and administrative expenses during the three months ended September 30, 2024 and £13.0 million is accrued as at September 30, 2024. Included within the period-end accrual is £10.9 million relating to an estimated cash payment due on completion of the proposed Business Combination which will be payable based upon the value of the Company’s market capitalisation as at the completion date should the transaction be consummated.

Following completion of the Business Combination the Company’s shares will be de-listed from NASDAQ and its ADS program terminated, the latter of which may incur termination costs that have yet to be agreed between the Company and its Depository.

23.Ultimate Parent and Controlling Party

Exscientia plc is the ultimate parent company of the Group. There is no ultimate controlling party.

Exhibit 99.2
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our unaudited condensed consolidated interim financial statements and the related notes to those statements included as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K, or the Current Report, submitted to the Securities and Exchange Commission, or the SEC, on November 8, 2024 and our consolidated financial statements and the related notes to those statements included in our Annual Report on Form 20-F filed with the SEC on March 21, 2024, or the Annual Report. The following discussion is based on our financial information prepared in accordance with the International Financial Reporting Standards, or IFRS, as issued by the IASB, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including U.S. GAAP. Some of the information contained in this discussion and analysis or set forth elsewhere in this Current Report, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. You should review the sections in our Annual Report titled “Special Note Regarding Forward-Looking Statements” and “Risk Factors” for a discussion of the important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis

We maintain our books and records in pounds sterling. For the convenience of the reader, we have translated pound sterling amounts as of and for the period ended September 30, 2024 into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York on September 30, 2024, which was £1.00 to $1.3399. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.

Unless otherwise indicated or the context otherwise requires, all references to “Exscientia”, the “Company”, “we”, “our”, “us”, or similar terms refer to Exscientia Plc and its wholly owned subsidiaries.

Overview

We are a drug design company using artificial intelligence, or AI, and other technologies to efficiently design and develop differentiated medicines for diseases with high unmet patient need. The focus of our platform is to improve the probability of successful drug development by identifying and resolving likely points of failure using our AI design technology, translational systems and clinical modelling. We have demonstrated our platform can achieve design goals beyond current industry standards by advancing multiple development candidates with differentiated properties, four of which are currently in clinical trials. Our internal pipeline is primarily focused on oncology, but we also use our design capabilities with partners to expand our pipeline and generate income.

We believe many drug candidates fail due to predictable drug design issues. For more than a decade, we have been utilising AI to overcome these design issues and create better quality medicines. We also integrate novel experimental and automation systems in order to test and validate our AI-based simulations. Our closed loop of virtual design and physical experimentation is a critical advantage in learning quickly, generating data that would not be available externally, cost effectiveness and reproducibility.

Our technology platform spans generative AI, active learning, machine learning, physics-based systems, large language models and many other predictive systems. However, the output of our technology is always a measurable drug. Each drug we create needs to have a meaningful design advantage over known competitors that is expected to have clinical benefit and can be clearly measured.

Our lead wholly-owned candidate, a CDK7 inhibitor known as GTAEXS617 (‘617), is currently in a Phase 1/2 trial with initial safety, PK/PD data expected in the fourth quarter of this year. In early 2025, the study will transition to the combination dose escalation phase. The first tumour type to be explored in this portion of the study is expected to be HR+/HER2- breast cancer tumours in patients that have progressed on CDK4/6 inhibitors, assessing ‘617 in
1

combination with a selective estrogen receptor degrader (SERD). ‘617 was precision designed to manage the potential toxicities associated with CDK7 as well as to optimise pharmacokinetics for maximising on-target efficacy.

We also designed a PKC-theta inhibitor for Bristol Myers Squibb that they then in-licensed and are currently testing in Phase 1 clinical trials, with positive early results. Despite PKC-theta being a target of high interest with more than a dozen companies having attempted to design compounds for the target, no competitors had been potent and selective and our candidate has the potential to be first-in-class. We have ongoing milestones and royalties associated with the programme.

We have two additional internal programmes in IND-enabling studies targeting LSD1 and MALT1. Both of these candidates were designed to mitigate known toxicities that have been seen in competitive programmes. By understanding the origin of these toxicities and designing against them we believe we have produced two candidates that will have an improved probability of success in clinical development. By the end of 2024, we expect to submit an IND for our LSD1 candidate and a CTA for our MALT1 candidate, and we anticipate initiating Phase 1/2 clinical trials for each of these candidates in 2025.

Over time, we believe our transformational way of designing and developing drugs can change the industry's underlying pharmacoeconomic model, what we call 'shifting the curve'. We aim to demonstrate that it is simultaneously possible to improve probability of success through designing better quality drugs while also reducing investment requirements through improved technologies and process.

Recent Developments

On July 17, 2024, a subsidiary of the Company, Exscientia AI, and GT Apeiron Therapeutics Inc. (“Apeiron”) announced that they had entered into an Asset Purchase Agreement, IP Assignment Agreement, Subscription Agreement and Share Surrender Agreement, pursuant to which Exscientia AI acquired the full rights to the intellectual property in GTAEX617 and took full operational control of the CDK7 inhibitor programme (the “IP Rights”) for the purpose of continuing Exscientia AI’s own independent research, development and commercialisation efforts. Concurrent to the transaction, Exscientia AI and Apeiron terminated the Collaboration Agreement, dated July 1, 2021, by and between Exscientia AI and Apeiron.

As consideration for the IP Rights, Exscientia AI made an upfront payment to Apeiron in the amount of £7,691,000 and forgave Apeiron of all outstanding debt, totalling £4,951,000. The Company also issued Apeiron £7,579,000 of the Company’s equity in the form of 1,807,078 restricted American Depositary Shares, each representing one ordinary share, nominal value £0.0005 per share, incurring fees of £69,000 in relation to the issuance. In addition, Exscientia AI surrendered 9,173,021 ordinary shares with a par value of $0.00001 each and 1,549,942 Series Pre-A preferred shares, with a par value of $0.00001 each and a total fair value at the disposal date of £2,145,000, that Exscientia AI held in Apeiron Therapeutics, Inc. with no consideration being due from Apeiron to Exscientia AI or the Company.

On August 8, 2024, the Company entered into a transaction agreement with Recursion Pharmaceuticals, Inc., or Recursion. The transaction agreement provides that, subject to terms and conditions including the requisite approval of each of the Company’s shareholders and Recursion’s stockholders, Recursion will acquire the Company’s entire issued and to be issued share capital pursuant to a scheme of arrangement under Part 26 of the United Kingdom Companies Act 2006 (the “Business Combination”). Subject to the satisfaction or waiver of the closing conditions, the proposed Business Combination is expected to close during the fourth quarter of 2024.

On September 11, and September 30, 2024 respectively, we received confirmation of the achievement of the second and third research milestones in our collaboration with Sanofi, in relation to which we invoiced Sanofi a total of £11,422,000 ($15,000,000), with the cash expected to be received during the fourth quarter of 2024. Both lead compounds have met the product profile requirements, set by both Exscientia and Sanofi, to enable a transition to the lead optimisation phase within the collaboration. Both programmes have also shown a high level of differentiation in early profiling and have the potential to produce best-in-class assets.

2

Components of Results of Operations

Revenue

We generate revenue broadly from two streams that relate to our principal activities:

•Licensing fees: We receive licensing fees from partnered programmes where we develop intellectual property on behalf of a collaboration partner. These agreements either assign all of the designated intellectual property to the partner from inception or grant an exclusive option to the partner to acquire rights to the future development and commercialisation of the intellectual property. As part of these agreements, we may receive future milestone and royalty payments upon achievement of clinical, regulatory and commercial milestones; and

•Service fees: We generate service fees from drug discovery collaboration agreements where we are utilising our proprietary technology to develop novel intellectual property on behalf of the collaboration partner, but do not have any rights to future milestones and royalties as a direct result of the agreement. We also generate service revenues through our Exscientia GmbH entity related to collaboration agreements that existed with Exscientia GmbH at the time of our acquisition, which were discontinued in the prior period.

We receive four types of payments within the two revenue streams:

•Upfront payments, which are generally payable upon execution of the collaboration agreement or on initiation of a project;
•Research funding (including term extension payments), which is generally payable throughout the collaboration at defined intervals that are set out in the agreement (e.g., quarterly or at the beginning of a specific phase of work) and is intended to fund research (internal and external) to develop the drug compound that is the subject of the collaboration;
•Milestone payments, which are linked to the achievement of events that are defined in the agreement, such as clinical and regulatory milestones; and
•Opt-in payments, which are similar in principle to milestone payments, but are payable when the partner exercises its option to take ownership of the designated intellectual property. These payments only exist where we initially retained ownership of the designated intellectual property.

In addition to the payments described above, we may also receive milestone payments upon the first commercial sale of a product, if and when approved, the amount of which is based on the territory the sale occurs in, and royalties based on worldwide net sales. These amounts have not been included within the transaction price for any contract as of September 30, 2024 and 2023. We have only recognised revenue in respect of non-cancellable, non- refundable payments and achieved milestones due under executed collaboration contracts. Any payments which relate to future milestones or options under the control of our collaboration partners have not been recognised.

Costs of Sales

Costs of sales relate to costs from third-party contract research organisations, or CROs, as well as internal labour and absorbed overhead incurred in relation to collaboration arrangements and drug discovery agreements for third parties which have been designated as contracts with customers in accordance with IFRS 15. External CRO costs are the main driver for our costs of sales, representing 60% and 58% compared to 65% and 66% of total costs of sales during the three and nine months ended September 30, 2024 and 2023, respectively. The reduction is primarily a result of increased activity in relation to our collaboration with Sanofi, where a higher proportion of internal costs are incurred, in addition to the transition of projects to strategic CRO partners in lower cost jurisdictions.

We expect our cost of sales to increase in the future as we commence additional collaboration projects.

3

Gross Profit/(Loss)

Gross profit/(loss) represents revenue less cost of sales. Gross margin is gross loss expressed as a percentage of revenue. Our gross margin may fluctuate from period to period as a result of our drug discovery collaboration activities. For example, the revenue associated with collaboration up-front payments is recognised over time and is adjusted due to changes in the estimated costs to be incurred in satisfying the related performance obligation, while certain opt-in and milestone payments are recognised when assessed to be highly probable, which is generally upon achievement.

For obligations in which revenue is recognised at a point in time, that point in time is the date at which the satisfaction of the performance obligation is mutually agreed with our customer. For obligations discharged over time the Group recognises revenue equal to recoverable costs incurred for new collaborations from their inception until such time as the collaboration is sufficiently progressed such that the Group can reliably estimate the level of profit that will be achieved from delivery of the related performance obligations. Revenue from potential milestones or royalties are typically not recognised at the initiation of a contract. Upfront payments that include performance obligations are recognised as those obligations are satisfied. As a result of this, until total costs and time to completion can be reliably estimated, a gross loss may be recognised on individual customer contracts despite the expectation that the relevant contract will be profitable overall.

Therefore, we believe that gross loss is not currently a helpful predictor of the future performance of our business.

Research and Development Expenses

Research and development expenses consist of internal and co-owned drug discovery programme costs and costs incurred for the ongoing development of our technology platform. All research and development costs are expensed as incurred due to scientific and technological uncertainty. These costs primarily consist of:

•internal personnel-related expenses, including salaries, benefits, bonuses and stock-based compensation for employees engaged in research and development functions;
•external expenses incurred under agreements with CROs and other consultants involved in our research and development;
•facilities, depreciation and amortisation, insurance and other direct and allocated expenses incurred as a result of research and development activities; and
•costs associated with operating our digital infrastructure, including allocated software, computing capacity costs, and laboratory-related costs, including laboratory equipment depreciation.

All direct external research and development expenditures are tracked on a programme-by-programme basis and consist primarily of fees paid to CROs relating to wholly and jointly operated discovery programmes in the later stages of drug discovery, including lead optimisation, preclinical and clinical studies, and are assigned to the individual programmes. We utilise internal employee time and cost data to allocate internal research and development expenses, such as employee costs, laboratory supplies, facilities, depreciation, or other indirect costs, to specific programmes because these costs are deployed across multiple programmes.

We expect our research and development expenses to remain relatively flat over the next few years, as increased costs relating to advancing certain programmes through the clinic are offset by strategic pipeline rationalisation and efficiency savings including the use of our automation facility in Milton Park. While drug development generally becomes more costly as programmes advance into later stages, as these trials typically require a higher number of patients enrolled and sites operated, we cannot determine with certainty the completion costs of current or future clinical trials of our drug candidates due to the inherently unpredictable nature of drug development. At this time, we cannot reasonably estimate or know the nature or timing of the efforts that will be necessary to complete the development and commercialisation of any drug candidates that we develop from our programmes. As a result, our research and development expenses may vary substantially from period to period based on the timing of our research and development activities. All of our programmes are at an early stage of development, and we may experience numerous unforeseen events during, or as a result of, the clinical trial process that could delay or prevent
4

commercialisation of our drug candidates and result in a significant change in the costs and timing associated with the development of programmes.

General and Administrative Expenses

General and administrative expenses consist of personnel-related expenses associated with our executive, legal, finance, human resources, information technology and other administrative functions, including salaries, benefits, bonuses and stock-based compensation. General and administrative expenses also include professional fees (including fees relating to external legal, accounting and consulting services), allocated overhead costs, including depreciation charges associated with our information technology, facilities and other administrative functions.

We expect that our general and administrative expenses will remain relatively flat in the near to mid-term with the exception of any costs incurred in relation to the proposed Business Combination.

Share-based Compensation

Share-based compensation expenses are recorded within either research and development expenses or administrative expenses depending on the activities of the employees to which they relate.

Our share-based compensation relates to share awards granted to employees and non-employee members of the Board of Directors in connection with Exscientia’s share-based compensation plans. Share-based payment awards primarily consist of service based awards, some of which also have market-based performance conditions. We measure the fair value of service based awards at the grant date using the Black-Scholes option pricing model, whilst the fair value of those awards also containing market-based performance conditions is determined at the grant date using a Monte Carlo simulation model. These models incorporate various assumptions including the expected volatility of our ordinary shares, the expected term of the awards and a risk-free interest rate. We amortise the fair value over the vesting term on a straight-line basis. At each statement of financial position date, the Group revises its estimate of the number of awards that are expected to become exercisable based on forfeiture rates, and with the exception of changes in the estimated probability of achieving market-based performance conditions, adjustments are made such that at the end of the vesting period the cumulative charge is based on the number of awards that eventually vest. If any of the assumptions used in the models change significantly for future grant valuations, share-based compensation expense may differ materially in the future from that recorded in the current period.

We expect that our share-based compensation expenses will increase in the future relative to the charge for the nine months ended September 30, 2024 , which has been impacted by the cost and efficiency measures described above in addition to amounts totalling £5.9 million that were released to profit and loss as a result of the forfeiture of awards held by our previous CEO on his exit from the Group in February 2024.

Other Income

Other income consists of income from grants, tax credits receivable from the United Kingdom’s general R&D tax credit regime (“RDEC”) and Austrian R&D tax credits.

Grant income during the three and nine months ended September 30, 2024 relates to grants with Open Philanthropy Project LLC and the Austrian Wirtshaftsservice. The former provides reimbursement for certain personnel, consumables and overhead costs incurred through research and development activities, whilst the latter provided funding in respect of capital investments made in the period from August 2020 to the end of February 2022.

As at September 30, 2024 and December 31, 2023 all amounts relating to the Group had been received.

The other component of other income relates to certain R&D tax credits received by the Group as follows:

5

•UK R&D tax credits receivable in relation to eligible expenditures that are not eligible for cash rebates, as discussed below under the section entitled Income Tax Benefit. These costs are claimed under the RDEC, which offers an “above the line” tax credit of up to 20% for qualifying expenditures.
•An Austrian Research Premium in relation to eligible research and experimental development expenditures. The research premium is accounted for within other income at a rate of 14%.

Foreign Exchange (Losses)/Gains

Foreign exchange (losses)/gains arises primarily on the translation of our non-pounds sterling denominated cash and cash equivalents, in addition to outstanding monetary non-pounds sterling financial assets and liabilities, including trade receivables.

Finance Income

Finance income arises primarily from interest income on cash, cash equivalents and short-term bank deposits.

Finance Expenses

Finance expenses consist of interest expenses related to lease liabilities as recognised under the accounting standard IFRS 16 ‘Leases’, interest in relation to unwinding the discounting of restoration provisions recognised in relation to the Group’s leased premises and loan and bank interest payable.

Share of Loss of Joint Venture

Share of loss of joint ventures consists of our share of costs incurred by RE Ventures I, LLC, the joint venture entity we own equally with RallyBio.

Income Tax Benefit

Our income tax benefit is comprised of research and development tax credits recoverable in the United Kingdom offset by income tax payable in the United States and Austria. We are subject to corporation taxation in the United Kingdom. Exscientia AI Limited’s wholly owned U.S. subsidiaries, Exscientia, Inc., Exscientia Ventures I, Inc. and Exscientia Ventures II, Inc. are subject to corporation taxation in the United States. Exscientia AI Limited’s wholly owned subsidiary Exscientia GmbH is subject to corporation tax in Austria. Due to the nature of our business, we have generated losses since inception. Exscientia, Inc., and Exscientia GmbH generate taxable profits due to intercompany transfer pricing arrangements.

Under the U.K. Research and Development Tax Credit Scheme the Company is able to surrender some of its losses for a cash rebate of up to 18.6% of expenditures related to eligible research and development projects, with the cash rebate recognised within income tax benefit. Qualifying expenditures largely consist of employment costs for relevant staff, external workers provided by CROs, and software and consumables used in research and development projects. A higher rate of cash rebate, of up to 26.97% of qualifying research and development expenditure, could be available if the Group were to qualify as an “R&D intensive” SME for relevant periods (broadly, a loss making SME whose qualifying R&D expenditure represents 40% (or, from April 1, 2024, 30%) or more of its total expenditure for that accounting period.

During the year ended December 31, 2023 and the three months ended March 31, 2024 it was estimated that the Group would not meet the requirements to be eligible for this higher rate in relation to either of its 2023 and 2024 claims due to the definition in the legislation of the relevant R&D expenditure (which has been restricted to exclude expenditure eligible under the RDEC scheme), and as such the Group’s income tax benefit for those periods was calculated at the lower, 18.6%, rate.

Based on updated guidance from His Majesty’s Revenue and Customs that claims including RDEC qualifying expenditure within the relevant R&D expenditure utilised within the eligibility calculations would be permitted, the
6

Group now expects to qualify as R&D intensive for the year to December 31, 2023, and has recognised an additional income tax benefit of £3,961,000 during the nine months ended September 30, 2024 in relation to its 2023 claim.

In accordance with the terms of the United Kingdom’s R&D tax credit regime, the Company will no longer qualify for the scheme during the accounting period in which the proposed Business Combination completes, with expenditure that would previously have been eligible instead being eligible for inclusion in the RDEC. It is the Company’s current best estimate that the transaction will complete by December 31, 2024, and as such that the Company will not be eligible to receive cash tax credits under the U.K. Research and Development Tax Credit Scheme in relation to research and development expenses incurred within calendar 2024. Accordingly, amounts included within other income and income tax benefit during the three and nine months ended September 30, 2024 have been calculated on the basis of a claim being submitted for calendar 2024 under the RDEC scheme only.

Were the Business Combination to complete after December 31, 2024 the Company would expect to be eligible to claim under the U.K Research and Development Tax Credit Scheme in relation to qualifying expenditures incurred during calendar 2024.

The rules of the UK’s R&D tax regimes are complex, and if a tax authority were to challenge or seek to disallow our claims (in whole or in part), for example by asserting that we do not (or the relevant expenditure does not) meet the technical conditions to be granted tax credits (or cash rebates), then such challenge or disallowance, if successful, could have a material impact on our cash-flow and financial performance.

Segmented and Enterprise Wide Information

We manage our operations as a single operating segment for the purposes of assessing performance and making operating decisions. Our focus is on the discovery and development of small molecule drug candidates.

Results of Operations

Comparison of the Three and Nine Months ended September 30, 2024 and 2023

The following table summarises our Consolidated Statement of Comprehensive Loss for each period presented (in thousands):

	Three months ended September 30,			Nine months ended September 30,
	2024		2023	2024	2023
Revenue	$6,606	£4,930	£8,882	£14,639	£17,649
Costs of sales	(10,089)	(7,530)	(6,742)	(22,696)	(21,468)
Gross (loss)/profit	(3,483)	(2,600)	2,140	(8,057)	(3,819)
Research and development expenses	(36,491)	(27,234)	(32,608)	(75,906)	(99,013)
General and administrative expenses	(33,897)	(25,298)	(11,141)	(45,529)	(33,689)
Foreign exchange (losses)/gains	(2,976)	(2,221)	3,272	(1,294)	1,628
Other income	3,453	2,577	1,116	9,793	5,554
Operating loss	(73,394)	(54,776)	(37,221)	(120,993)	(129,339)
Finance income	4,506	3,363	4,436	11,067	12,213
Finance expenses	(371)	(277)	(263)	(839)	(799)
Share of loss of joint venture	(654)	(488)	(535)	(1,412)	(1,149)
Loss before taxation	(69,913)	(52,178)	(33,583)	(112,177)	(119,074)
Income tax benefit	60	45	2,369	2,799	14,246
Loss for the period	$(69,853)	£(52,133)	£(31,214)	£(109,378)	£(104,828)

7

Revenue

The following table presents our revenue for the periods indicated (in thousands):

	Three months ended September 30,			Nine months ended September 30,
	2024		2023	2024	2023
Service fees	$—	£—	£—	£—	£104
Licensing fees - recognised over time	6,606	4,930	8,882	14,639	17,545
Total Revenue	$6,606	£4,930	£8,882	£14,639	£17,649
All licensing revenues during the three and nine months ended September 30, 2024 and 2023 relate to obligations discharged over time, and input methods are utilised in order to estimate the extent to which the performance obligations have been satisfied at the end of the reporting period based upon costs incurred, which can be internal or third party in nature.
Included within revenues during the three months ended September 30, 2023 are amounts totalling £6,859,000 relating to non-refundable upfront payments on projects under the Group’s ongoing collaboration with BMS which have been recognised as revenue during the quarter as it has been mutually determined not to proceed with further development of these projects and prioritise others within the collaboration.
Included within revenue for the nine months ended September 30, 2024 is an amount of £1.0 million relating to an up-front payment received from Millennium in October 2020 following completion of the related collaboration contract term on March 31, 2024, at which time all related performance obligations have been deemed to be fully satisfied.
The Group has assessed its significant collaboration arrangements with commercial partners and determined that no provision for future operating losses is required as at September 30, 2024 taking into account expected future cash inflows and remaining contract liabilities amounts for each collaboration relative to the remaining unavoidable costs of meeting the contracts’ obligations in each instance.

Costs of Sales
The following table presents our costs of sales for the periods indicated (in thousands):

	Three months ended September 30,			Nine months ended September 30,
	2024		2023	2024	2023
External CRO costs	$6,036	£4,505	£4,389	£13,058	£14,201
Internal labour and overheads	4,053	3,025	2,353	9,638	7,267
Total costs of sales	$10,089	£7,530	£6,742	£22,696	£21,468

Cost of sales for the three and nine months ended September 30, 2024 were £7.5 million and £22.7 million respectively, as compared to £6.7 million and £21.5 million for the same periods ended September 30, 2023. The increase in cost of sales relative to the prior year is primarily the result of an increase in the number of active partnership projects being delivered during 2024, offset by cost savings from cost efficiency measures.

8

Research and Development Expenses
The following table presents our research and development expenses for the periods indicated (in thousands):

	Three months ended September 30,			Nine months ended September 30,
	2024		2023	2024	2023
GTAEXS617	$1,182	£882	£642	£2,091	£2,025
Other research projects	4,569	3,410	7,591	8,282	25,724
Total external research and development expense	5,751	4,292	8,233	10,373	27,749
Headcount related expenses	19,860	14,822	16,133	40,471	51,545
Laboratory consumables and equipment	1,439	1,074	1,356	3,894	4,209
Software and data	2,660	1,985	2,452	6,335	7,151
Amortisation of Acquired IP	1,478	1,103	1,149	3,358	3,452
Depreciation and Amortisation	3,821	2,852	2,459	8,198	5,905
Impairment of property, plant and equipment	44	33	—	1,991	—
R&D Consultants	886	661	630	1,893	1,859
Other	1,021	762	917	1,794	2,264
Total internal research and development expenses	31,209	23,292	25,096	67,934	76,385
Reimbursements from collaboration partners	(469)	(350)	(721)	(2,401)	(5,121)
Total research and development expenses	$36,491	£27,234	£32,608	£75,906	£99,013

Reimbursements from collaboration partners represents amounts recharged to partners in relation to our joint arrangement agreements.

Research and development expenses for the three and nine months ended September 30, 2024 were £27.2 million and £75.9 million respectively, as compared to £32.6 million and £99.0 million for the same periods ended September 30, 2023. The decrease on the prior period is a result of cost reductions relating to pipeline prioritisation activities and cost savings from operational efficiencies, including achieving faster cycle times and lower outsourcing costs, offset to a degree by increased depreciation expenses resulting from our continued investment in plant and equipment, including in relation to our automation laboratory in Milton Park, Oxfordshire and charges totalling £2.0 million following an impairment review relating to the Group’s corporate reorganisation activities performed during the second quarter of 2024.

General and Administrative Expenses

General and administrative expenses for the three and nine months ended September 30, 2024 were £25.3 million and £45.5 million respectively, as compared to £11.1 million and £33.7 million for the same periods ended September 30, 2023. The current quarter increase relates primarily to increased legal and professional fees incurred in relation to the Group’s proposed Business Combination totalling £16.3 million. Administrative expenses for the nine months ended September 30, 2024 also include severance and termination-related costs totalling £5.9 million relating to the cost saving and efficiency measures announced in May 2024, offset by cost savings from operational efficiencies as well as £5.9 million that was credited on the forfeiture of equity awards held by our previous CEO upon his exit from the Company in February 2024.

Foreign Exchange (Losses)/Gains

Foreign exchange losses for the three and nine months ended September 30, 2024 were £2.2 million and £1.3 million respectively, as compared to gains of £3.3 million and £1.6 million for the same periods ended September 30, 2023. The current period losses are due primarily to the impact of pounds sterling strengthening against the U.S dollar on our foreign currency denominated cash deposits.

9

Other Income

Other income for the three and nine months ended September 30, 2024 was £2.6 million and £9.8 million respectively, as compared to £1.1 million and £5.6 million for three and nine months ended September 30, 2023. The increase in other income for the three and nine month periods was primarily due to increases in the UK R&D expenditure credit following the estimated change in the Group’s eligibility to claim under the R&D tax credit regime relating to the proposed Business Combination.

Net Finance Income

Net finance income for the three and nine months ended September 30, 2024 were a net income of £3.1 and £10.2 million as compared to £4.2 million and £11.4 million during the three and nine months ended September 30, 2023, with the reductions relative to the prior period relating to lower income generated from the Group’s cash and cash equivalents as a result of decreasing interest rates and lower average cash and fixed term deposit balances than in the prior year.

Share of Loss of Joint Venture

Our share of loss on joint ventures for the three and nine months ended September 30, 2024 was £0.5 million and £1.4 million respectively, as compared to £0.5 million and £1.1 million for the three and nine months ended September 30, 2023.

Income Tax Benefit

Income tax benefit for the three and nine months ended September 30, 2024 was £45 thousand and £2.8 million respectively, as compared to £2.4 million and £14.2 million for the same periods ended September 30, 2023. Our income tax benefit balance largely consists of research and development tax credits with the decrease in benefit due to the expectation that the Group will no longer be eligible to claim under the U.K. R&D tax credit scheme in the current year assuming the proposed Business Combination completes during calendar 2024.

Liquidity and Capital Resources

Sources of Liquidity

Since our inception, we have not generated any revenue from the commercialisation of drug candidates and have instead financed our operations through sales of ordinary and preferred shares in addition to research funding and milestone payments resulting from our partnered programmes. We had cash, cash equivalents and short term bank deposits of £244.1 million and £363.0 million as of September 30, 2024 and December 31, 2023, respectively.

Our primary uses of capital are, and are expected to continue to be, research and development expenses, compensation and related personnel expenses, and other operating expenses, including facilities. Cash used to fund operating expenses is impacted by the timing of when we pay expenses, as reflected in the change in our outstanding accounts payable and accrued expenses. We expect to incur substantial expenses in connection with the advancement of our drug candidates through the phases of clinical development.

10

The following table summarises the primary sources and uses of cash for each period presented (in thousands):

	Nine months ended September 30,
	2024		2023
Cash and cash equivalents at beginning of the period	$347,654	£259,463	£404,577
Net cash flows used in operating activities	(139,146)	(103,848)	(118,830)
Net cash flows used in investing activities	(41,682)	(31,108)	(173,107)
Net cash flows used in financing activities	(5,646)	(4,214)	(2,522)
Net decrease in cash and cash equivalents	$(186,474)	£(139,170)	£(294,459)
Exchange loss on cash and cash equivalents	$(3,355)	£(2,504)	£(835)
Cash and cash equivalents at the end of the period	$157,825	£117,789	£109,283

Supplemental disclosure of total cash inflow information

	Nine months ended September 30,
	2024		2023
Decrease in cash and cash equivalents	$(186,474)	£(139,170)	£(294,459)
Increase in short term bank deposits	30,418	22,702	156,096
Exchange loss on cash, cash equivalents	(3,355)	(2,504)	(835)
Net decrease in cash, cash equivalents and short term bank deposits including foreign exchange losses	$(159,411)	£(118,972)	£(139,198)

Net decrease in cash, cash equivalents and short-term bank deposits including foreign exchange losses on cash and cash equivalents is not a measure defined by IFRS. We believe that the above disclosure is useful to investors as it illustrates the movement in our cash and short-term bank deposits during the period.

As a result, you should not consider the above in isolation from, or as a substitute analysis for, our results reported in accordance with IFRS.

Supplemental disclosure of operating cash inflow information

	Nine months ended September 30,
	2024		2023
Cash flow from collaborations	$6,624	£4,944	£2,850
Amounts invoiced during the period	$(17,507)	(13,066)	(22,141)
Foreign exchange (gains)/losses on trade receivables	$240	179	(212)
Increase in trade receivables	$(10,643)	£(7,943)	£(19,503)

Operating Activities

Net cash used in operating activities decreased to £103.8 million for the nine months ended September 30, 2024 compared to £118.8 million for the nine months ended September 30, 2023, primarily as a result of decreased R&D expenditure and working capital movements.

We expect that our cash inflows will continue to be highly variable from period to period, primarily due to the structure of our collaboration agreements. These agreements generally include payments to us at inception of the
11

contract and also upon the achievement of milestones, the timing and achievement of which are highly uncertain and difficult to predict.

Investing Activities

Net cash used in investing activities for the nine months ended September 30, 2024 was £31.1 million, as compared to £173.1 million for the nine months ended September 30, 2023. The majority of the current period outflow relates to investments in short term cash deposits of under 12 months duration.

Financing Activities

Net cash used in financing activities for the nine months ended September 30, 2024 was £4.2 million as compared to £2.5 million for the nine months ended September 30, 2023. The majority of the current period financing cash outflow relates to payments of obligations under lease liabilities.

Funding Requirements

Since our inception, we have incurred significant losses due to our research and development expenses. We expect to continue to incur significant losses in the foreseeable future and expect our expenses to increase in connection with our ongoing operations, particularly as we advance our product candidates into clinical development and commercialisation.
We believe that our existing cash, cash equivalents and short term bank deposits will be sufficient to fund our operations and capital expenditure requirements into 2027.

We may need to obtain additional financing to fund our future operations, including completing the development and commercialisation of our drug candidates. We are subject to risks related to the development and commercialisation of pharmaceutical products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. Our forecast of sufficient financial runway to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors. Our future capital requirements will depend on many factors, including, but not limited to:

•progress, timing, scope and costs of our clinical trials, including the ability to timely initiate clinical sites, enrol subjects and manufacture drug candidates for our ongoing, planned and potential future clinical trials;
•time and costs required to perform research and development to identify and characterise new drug candidates from our research programmes;
•time and costs necessary to obtain regulatory authorisations and approvals that are required to execute clinical trials or commercialise our products;
•our ability to successfully commercialise our drug candidates, if approved;
•our ability to have clinical and commercial products successfully manufactured consistent with the regulations of the U.S. Food and Drug Administration, the European Medicines Agency and other applicable regulatory authorities;
•amount of sales and other revenues from drug candidates that we may commercialise, if any, including the selling prices for such potential products and the availability of adequate third-party coverage and reimbursement for patients;
•sales and marketing costs associated with commercialising our products, if approved, including the cost and timing of building our marketing and sales capabilities;
•terms and timing of any revenue from our existing and future collaborations;
•costs of operating as a public company;
•time and cost necessary to respond to technological, regulatory, political and market developments;
•costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
•costs associated with, and terms and timing of, any potential acquisitions, strategic collaborations, licensing agreements or other arrangements that we may establish; and
12

•inability of clinical sites to enrol patients as healthcare capacities are required to cope with geopolitical conflict, natural disasters (that could be a result of climate change) or other health system emergencies such as the COVID-19 pandemic.

The outcome of any of these or other variables with respect to the development of any of our current and future drug candidates could significantly change the costs and timing associated with the development and commercialisation of that drug candidate. Furthermore, our operating plans may change in the future, including as a result of the proposed Business Combination, and we may need additional funds to meet operational needs and capital requirements associated with such operating plans.

Known Trends, Events and Uncertainties

While the long-term economic impact of the wars in Ukraine and Israel is difficult to assess or predict, each of these events has caused significant disruptions to and increased volatility in the global financial markets. Furthermore, the United States and the United Kingdom continue to face increased risk of inflation, which may result in increased operating costs (including labour costs) and may affect our operating budgets. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, we may experience increases in the near future (especially if inflation rates continue to rise) on our operating costs, including our labour costs and research and development costs, due to supply chain constraints, consequences associated with the ongoing wars in Ukraine and the Middle East, and employee availability and wage increases, which may result in additional stress on our working capital resources. If the disruptions and instability deepen or persist, we may not be able to access our cash as needed or to raise additional capital on favourable terms, or at all, which could in the future negatively affect our financial condition and our ability to pursue our business strategy.

On August 8, 2024, the Company entered into a transaction agreement with Recursion for the proposed Business Combination. The board’s expectation is that the Business Combination will provide the combined Group with the resources, internal pipeline and portfolio of pharmaceutical partnerships to achieve continued success over the coming years. Based on discussions between the companies up to November 8, 2024, the Group has concluded that there is no substantial doubt about its ability to continue as a going concern within one year of the issuance of these financial statements, and as such the Group has prepared these financial statements under the going concern assumption.

Critical Accounting Policies and Significant Judgements and Estimates

Our unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2024 and 2023 are prepared in compliance with IAS 34, as issued by the IASB. The preparation of the consolidated financial statements in accordance with IFRS requires the use of estimates and assumptions that affect the value of assets and liabilities — as well as contingent assets and liabilities — as reported on the statement of financial position date, and revenues and expenses arising during the fiscal year. We describe our significant accounting policies and judgements in Note 2e, “Significant accounting policies” and Note 3 “Critical Accounting estimates and judgements” in our unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2024.
13